Filed Pursuant to Rule 424B3

Securities Act File No. 333- 269567

Investment Company Act File No. 811-23407

Minimum Offering of 1,500,000 Shares

Maximum Offering of 100,000,000 Shares

YIELDSTREET ALTERNATIVE INCOME FUND INC.

Supplement No. 2 dated August 15, 2024

to

Prospectus dated April 29, 2024 (as amended and restated as of July 1, 2024)

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Yieldstreet Alternative Income Fund Inc. (the “Company”) dated April 29, 2024, as amended or supplemented to date (the “Prospectus”), and should be read together with the Prospectus and the Company’s Statement of Additional Information, dated April 29, 2024, as amended or supplemented to date (the “SAI”).

You should carefully consider the “Risk Factors” beginning on page 30 of the Prospectus before you decide to invest.

MANAGEMENT

Mr. Schott has resigned as an employee of Yieldstreet and as the Chief Financial Officer and Treasurer of the Company effective July 30, 2024. Mr. Stephen Ferrara has been appointed by our Board of Directors to serve as the Chief Financial Officer, Treasurer and Controller of the Company effective August 1, 2024. In light of these and other updates to the officers of the Company, the “Information about Executive Officers Who are Not Directors” section of page 102 of the Company’s Prospectus is hereby removed and replaced in its entirety by the following:

Information about Executive Officers Who are Not Directors

The address for our executive officers is c/o Yieldstreet Alternative Income Fund Inc., 300 Park Avenue, 15th Floor, New York, NY 10022. We are not part of a “fund complex” as that term is defined in the Form N-2.

Name, Address and Age	Position(s) Held within Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Stephen Ferrara, 300 Park Avenue, 15th Floor, New York NY 10022, Birth Year: 1976	Chief Financial Officer, Treasurer and Controller	Chief Financial Officer and Treasurer since August 2024	Funds Controller, Yieldstreet, since March 2024; Controller and Chief Compliance Officer, Ocean Park Investments, 2020-2024; Consultant, Hedge Fund Accounting 2017-2019.
Ivor Wolk, 300 Park Avenue, 15th Floor, New York NY 10022 Birth Year: 1964	General Counsel and Secretary	General Counsel and Secretary since December 2018	General Counsel at Yieldstreet since October 2017.
Douglas N. Tyre Birth Year: 1980	Chief Compliance Officer	Chief Compliance Officer since October 2019	Senior Principal Consultant, ACA Group, since May 2022; Compliance Director, Foreside Financial Group, since April 2022 to May 2022; Compliance Director, Cipperman Compliance Services, LLC, from July 2019 to April 2022; and Assistant Compliance Director, Cipperman Compliance Services, LLC, January 2019 to June 2019.
Peter Kerr, 300 Park Avenue, 15th Floor, New York NY 10022, Birth Year: 1987	Vice President	Vice President since August 2024	Managing Director, Yieldstreet, since November 2020; Director, Fixed Income Product Management, PGIM (formerly Prudential Investment Management) 2018-2020.

Stephen Ferrara. Mr. Ferrara has served as Chief Financial Officer and Treasurer of the Company since August 2024. Mr. Ferrara has also served as the Fund’s controller at Yieldstreet since March 2024. Prior to joining Yieldstreet he was an Associate Director at Point72 Asset Management, managing teams in both Fund Administration and Treasury. Most recently, he was the Controller and Chief Compliance Officer at Ocean Park Investments.  Mr. Ferrara started his career in public accounting at Deloitte, where he spent 6 years, leaving as a manager. He is registered as a CPA in the State of Connecticut and has a Bachelor of Science degree in accounting and finance from Bryant University.

Ivor Wolk. Mr. Wolk has served as General Counsel at Yieldstreet since October 2017. He started his career at Davis Polk & Wardwell before holding senior investment banking legal roles at WestLB, Barclays Capital and Dresdner Kleinwort. Prior to joining Yieldstreet, Mr. Wolk also served as General Counsel at NewOak Capital, LLC, a broker-dealer and capital markets advisory firm from January 2012 to May 2014. In addition, Mr. Wolk was a partner at Pastore & Dailey LLC from May 2014 to November 2016 and at Cohen Tauber Spievack & Wagner P.C. from November 2016 to October 2017, where he focused his practice on corporate and securities law. Mr. Wolk graduated cum laude with a Bachelor of Commerce and law degree from the University of the Witwatersrand, South Africa, and holds a Master of Laws degree from the University of Cambridge, England.

Douglas N. Tyre. Mr. Tyre has served as our Chief Compliance Officer since October 2019. He works as a Senior Principal Consultant at ACA Group. He also serves as the Chief Compliance Officer of Yieldstreet Management, LLC. He served as Compliance Director at Cipperman Compliance Services, LLC (“CCS”) and Chief Compliance Officer for a number of CCS’ clients. Prior to joining CCS, Mr. Tyre worked at Echo Point Investment Management LLC (“Echo Point”), an affiliate of Old Mutual Asset Management, where he was primarily responsible for coordinating investment operations functions, client service and reporting, proxy voting and marketing support. Prior to his experience at Echo Point, he worked at The Vanguard Group and Morgan Stanley Investment Management, serving in various operations and client service positions. Mr. Tyre earned a B.S. from Cornell University and an MBA from Villanova University.

Peter Kerr. Mr. Kerr has served as Managing Director in the Marketing team at Yieldstreet since November 2020. From September 2018 to October 2020, Mr. Kerr was at PGIM (formerly Prudential Investment Management) as Director, Fixed Income Product Management where he led product positioning and messaging across a range of fixed income sectors and partnered with various teams including sales, legal and finance.

Please retain this supplement for future reference.